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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             THE DEXTER CORPORATION
               (Exact name of registrant as specified in Charter)


            Connecticut                                 06-0321410
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


One Elm Street, Windsor Locks, Connecticut                               06096
(Address of principal executive offices)                             (Zip Code)

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
If this Form relates to the                          If this form relates to the registration of
registration of a class of debt                      a class of debt securities and is to
securities and is effective upon                     become effective simultaneously with
filing pursuant to General                           the effectiveness of the concurrent
Instruction A(c)(1)                                  registration statement under the Securities
please check the following box [  ].                 Act of 1933 pursuant to General Instruction
                                                     A(c)(2), please check the following box [ ].
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        Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                              Name of each exchange on which
to be so registered                               each class is to be registered

Rights to purchase
Fractional Units of Preferred Stock               New York Stock Exchange


        Securities to be registered pursuant to Section 12(g)of the Act:


                                      None
                                (Title of class)
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Item 1.           Description of Securities to be Registered.

                  On August 23, 1996, the Board of Directors of The Dexter Corporation (the "Company") authorized and declared a dividend distribution of one right (a "Right") for each share of Common Stock of the Company outstanding at the close of business on November 17, 1996 (the "Record Date"), and authorized the issuance of one Right for each share of Common Stock of the Company issued between the Record Date and the Distribution Date. Each Right will represent the right to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock of the Company ("Preferred Stock"), having the rights, powers and preferences set forth in the Restated Certificate of Incorporation of the Company, at a purchase price of $90 per one two-hundredth of share of Preferred Stock (The "Purchase Price"), subject to adjustment from time to time. The Purchase Price may be paid, at the option of the holder, in cash or shares of capital stock having equivalent value. A description of the Rights is contained in the Rights Agreement dated as of August 23, 1996 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

                  Initially, the Rights will be attached to all Common Stock certificates, and no separate Rights Certificate will be issued. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of the Company's Common Stock (the "Stock Acquisition Date"), or (ii) 10 days following the commencement of a tender offer for 20% or more of such outstanding shares of the Company's Common Stock (the earlier of such dates hereafter known as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. Rights will be issued with respect to all shares of Common Stock which are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date. Such newly issued Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, the Rights will be transferrable only in connection with the transfer of the underlying shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates of Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable after the Distribution Date, rights certificates evidencing the Rights ("Rights Certificates"), in the form set forth in Exhibit A to the Rights Agreement, will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. Thereafter, such Rights Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date and will expire as of the close of business on August 31, 2006, unless earlier redeemed by the Company as described in the Rights Agreement.

                  In the event that, at any time following the Distribution Date, directly or indirectly, (i) the Company shall consolidate with, merge with and into, any Acquiring Person, and the

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Company shall not be the continuing or surviving corporation; (ii) any Acquiring
Person shall consolidate with, merge with or into, the Company, and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding shares of Common Stock shall be exchanged into or exchanged for stock or other securities, or cash or other property of such Acquiring Person; or (iii) the Company shall sell or otherwise transfer, in one transaction or a series of transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole), then in each case the holder of each Right shall have the right to receive, upon exercise thereof at the then-current Purchase Price of the Right, such number of validly authorized and issued, fully paid, nonassessable and freely tradeable shares of common stock of the surviving, resulting or acquiring person, having a value equal to two (2) times the exercise price of the Right, subject to adjustment.

                  The Purchase Price, the number and kind of securities covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event the Company shall declare a dividend on, or authorize the subdivision, combination or reclassification of the Preferred Stock; (ii) in the event any person shall become the beneficial owner of 20% or more of the shares of Common Stock then outstanding, unless such acquisition of shares is pursuant to a tender offer or an exchange offer at a price and on such terms determined by a majority of the Board of Directors of the Company to be in the best interests of the Company and its stockholders;
(iii) in the event the number of shares of Common Stock which are authorized, but not outstanding or reserved for issuance for purposes other than exercise of the Rights are not sufficient to permit the exercise in full of the Rights; (iv) in the event the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of Preferred Stock entitling them to subscribe for or purchase Preferred Stock, equivalent preferred stock having the same rights and privileges as the Preferred Stock, or securities convertible into Preferred Stock or equivalent preferred stock, at a price per share of Preferred Stock or equivalent preferred stock less than the market price per share of Preferred Stock on such record date; or (v) in the event the Company shall fix a record date for a distribution to all holders of Preferred Stock of evidences of indebtedness, cash (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid), assets, stock (excluding dividends payable in shares of Preferred Stock) or subscription rights or warrants (excluding those referred to in paragraph iv, above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until the cumulative adjustments require an increase or decrease of at least 1% in the Purchase Price. No fractional Rights or shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based upon the market price of the Preferred Stock on the last trading date immediately prior to the date of exercise. The Company shall not issue fractional shares of Common Stock upon exercise of the Rights and, in lieu thereof, an adjustment in cash will be made based upon the market price of the Common Stock on the last trading date immediately prior to the date of exercise.


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                  The Company may, at its option, issue new Rights Certificates evidencing the Rights in such form as may be approved by the Board of Directors of the Company to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates.

                  At any time prior to the tenth business day following the Stock Acquisition Date, or the expiration date of the Rights, the Board of Directors of the Company may, at its option, redeem all, but not less than all, of the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as such amount may be periodically adjusted to reflect any stock split, stock dividend or similar transaction. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right thereafter of holders of Rights shall be to receive the Redemption Price for each Right. The Company will give notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent.

                  Until a Right is exercised, the holder of such Right shall have no rights as a shareholder of the Company, including, without limitation, the right to vote for the election of Directors, or the right to receive dividends.

                  The Board of Directors of the Company shall have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers thereunder, including without limitation, the power to determine to redeem or not to redeem the Rights or to amend the Rights Agreement (excluding those terms relating to the specific economic terms of the Rights).

                  As of August 23, 1996, there were 23,757,854 shares of Common Stock of the Company outstanding and 1,226,053 shares in Treasury. Each outstanding share of Common Stock on November 17, 1996 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date so that all shares of Common Stock will have attached Rights. 250,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

                  The Rights may have certain anti-takeover effects, and will cause substantial dilution to a person or group that attempts to acquire the Company without also acquiring a substantial number of Rights. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors, since the Board of Directors may redeem the Rights in its discretion.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes Exhibit A in the form of a Rights Certificate, has been filed with the Securities and Exchange Commission as Exhibit 4 to the Company's Current Report on

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Form 8-K dated September 9, 1996 and is incorporated herein by reference in its entirety. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


Item 2.           Exhibits.

                  The Exhibit Index appearing on page 6 hereof is incorporated herein by reference.



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      THE DEXTER CORPORATION



Date: November 12, 1996               By: /s/ Bruce H.  Beatt
     ----------------------               -------------------
                                          Bruce H. Beatt
                                          Vice President and General Counsel






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                                INDEX TO EXHIBITS

         I. The following exhibit is incorporated by reference as indicated:

                  Rights Agreement, dated as of August 23, 1996, by and between The Dexter Corporation and ChaseMellon Shareholder Services, L.L.C., which includes as Exhibit A thereto the form of Rights Certificate, is incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated September 9, 1996.




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